Exhibit 99.1

Canopy Growth Receives Health Canada Licence for State-Of-The-Art Beverage Facility

Canopy Growth Now Has All "Cannabis 2.0" Related Licences Required for Vapes, Beverages, and Chocolates Now in Hand

SMITHS FALLS, ON, Nov. 25, 2019 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED), (NYSE: CGC) is pleased to announce today that on November 22, 2019, it received its operating and secure storage licence from Health Canada for its 150,000 sq. ft. beverage facility located at company headquarters in Smiths Falls, ON.

The new facility is operational and will begin producing cannabis-infused beverages today. The beverage facility adds to the complement of cannabis production facilities in Smiths Falls including a regional distribution centre with automated excise stamp lines, an automated manufacturing facility, a state-of-the-art bean-to-bar chocolate factory, and a first-of-its-kind Visitors Centre.

"This licence represents years of hard work to bring our vision to life. We are deeply proud of the team's hard work and dedication that has brought us from the tear-down of the original building in early 2019, through to the completion and licensing of our brand new facility," said Mark Zekulin, CEO of Canopy Growth. "We also appreciate the support of our partner, Constellation Brands, who lent their expertise from building and equipment design to staffing requirements for this world-class facility. Cannabis beverages have the potential to introduce an entirely different demographic to the cannabis category by presenting them with a familiar product format and an onset time akin to beverage alcohol."

Eleven beverages, all based on the company's unique Distilled CannabisTM process will be produced in the Smiths Falls facility during the first wave of production, with more added throughout the year. This licence positions the Company to begin shipping beverage inventory to the provinces within weeks. Timing of specific product availability will vary by province.

Canopy Growth's industry-leading platform across Canada now includes over 10.5 million sq. ft. of existing, fully licensed production capacity, along with award-winning brands, a network of licenced retail stores, and a proven track record as a globally leading cannabis company. With this critical operating licence, Canopy Growth is fully prepared to supply the Canadian market with a variety of innovative new "Cannabis 2.0" products including beverages, chocolates, and vapes.

Here's to Future Growth.

About Canopy Growth Corporation
Canopy Growth (TSX:WEED, NYSE:CGC) is a world-leading diversified cannabis, hemp and cannabis device company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms, as well as medical devices through Canopy Growth's subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth's medical division, Spectrum Therapeutics is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and has devoted millions of dollars toward cutting edge, commercializable research and IP development. Spectrum Therapeutics sells a range of full-spectrum products using its colour-coded classification Spectrum system as well as single cannabinoid Dronabinol under the brand Bionorica Ethics.

Canopy Growth operates retail stores across Canada under its award-winning Tweed and Tokyo Smoke banners. Tweed is a globally recognized cannabis brand which has built a large and loyal following by focusing on quality products and meaningful customer relationships.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icons Snoop Dogg and Seth Rogen, breeding legends DNA Genetics and Green House Seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates eleven licensed cannabis production sites with over 10.5 million square feet of production capacity, including over one million square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to necessary operating and storage licences from Health Canada. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the Company's ability to satisfy provincial sales contracts or provinces purchasing all cannabis allocated to them, and such risks contained in the Company's annual information form dated June 25, 2019 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

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For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Tyler Burns, Vice President, Investor Relations, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122

CO: Canopy Growth Corporation

CNW 08:17e 25-NOV-19